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                                                                    Exhibit 99.2

[BALDWIN LETTERHEAD]

                                             NEWS RELEASE

CONTACTS:         Perry Schwartz                  Joel Pomerantz or Ken DiPaola
                  Baldwin Piano                   The Dilenschneider Group
                  (513) 576-4518                  (212) 922-0900


                               BALDWIN PIANO NAMES
                      JOHN GUTFREUND TO BOARD OF DIRECTORS

         LOVELAND, OH, March 10, 1998 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced the appointment of prominent Wall Street financial consultant John H. Gutfreund to the company's board of directors. Mr. Gutfreund will occupy the board seat vacated last year by Baldwin's retiring chairman and former CEO Robert S.Harrison.

         Mr. Gutfreund, a leading Wall Street figure for over three decades, is president of Gutfreund & Company, a New York-based financial consulting firm he founded in 1991 to advise select corporations and financial institutions in the U.S., Europe and Asia. From 1981 to 1991 Mr. Gutfreund was chief executive officer and board chairman of Salomon Brothers, the international investment banking firm.

         "We are all delighted that John Gutfreund has agreed to join our board," said Karen L. Hendricks, chairman and CEO of Baldwin. "He has been an important Baldwin advisor for more than a year now, and he knows our company well. His valuable perspective and insight will help us continue to build enduring value for all Baldwin shareholders."

         Mr. Gutfreund is affiliated with numerous corporations and not-for-profit institutions. He is a director of New York's Montefiore Medical Center and a member of The Brookings Institution and the Council on Foreign Relations. He is a member of the Board of Trustees of the New York Public Library and an Honorary Trustee, Oberlin College.

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         Mr. Gutfreund is past Vice Chairman of the New York Stock Exchange;
past member of the Board of Directors of the Securities Industry Association, and past Chairman of the Downtown Lower Manhattan Association. He has also served as past President and member of the Board of Governors of the Bond Club of New York; and is a past member of the Trilateral Commission.

         Mr. Gutfreund received his B.A. degree from Oberlin College in 1951 and served in the U.S. Army in Korea from 1951 - 1953.

         Baldwin Piano & Organ Company has marketed keyboard musical products for 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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